Exhibit 4.12

MANAGEMENT SERVICES AGREEMENT

This Management Services Agreement (the “Agreement”) is entered into as of July 13, 2017 by and among Chinos Holdings, Inc., a Delaware corporation (“Holdings”), TPG Capital, L.P. (“TPG”) and Leonard Green & Partners, L.P. (“LGP” and, together with TPG, the “Managers”).

WHEREAS, Holdings, J. Crew Group, Inc., a Delaware corporation (“Group”), Chinos Intermediate, Inc., a Delaware corporation (“Newco”) and Chinos Intermediate Holdings B, Inc. (“Intermediate B” and, together with Group and Newco, the “Companies”) are parties to the Amended and Restated Management Services Agreement dated July 13, 2017 (the “Holdings Management Agreement”), pursuant to which Holdings provides certain management, advisory and consulting services to the Companies; and

WHEREAS, Holdings wishes to retain the Managers to provide those certain management, advisory and consulting services to Holdings which Holdings provides to the Companies under the Holdings Management Agreement, and the Managers are willing to provide such services on the terms set forth below.

NOW, THEREFORE, in consideration of the mutual covenants contained herein the parties hereto, intending to be legally bound, hereby agree as follows:

1.Services.  Each Manager hereby severally agrees that, during the term of this Agreement (the “Term”), it will provide to Holdings, to the extent mutually agreed by Holdings and such Manager, by and through itself and/or such Manager’s successors, assigns, affiliates, officers, employees and/or representatives and third parties (collectively hereinafter referred to as the “Manager Designees”), as such Manager in its sole discretion may designate from time to time, management, advisory and consulting services in relation to the affairs of Holdings.  Such management, advisory and consulting services shall include, without limitation, those services provided by Holdings to the Companies and listed in Section 1 of the Holdings Management Agreement.

Each of the Managers or their respective Manager Designees will devote such time and efforts to the performance of the services contemplated hereby as such Manager deems reasonably necessary or appropriate; provided, however, that no minimum number of hours is required to be devoted by any Manager or Manager Designee on a weekly, monthly, annual or other basis.  Holdings acknowledges that each of the Manager’s or Manager Designee’s services are not exclusive to Holdings or its subsidiaries and that each Manager and Manager Designee may render similar services to other persons and entities.  The Managers and Holdings understand that Holdings or its subsidiaries may at times engage one or more investment bankers or financial advisers to provide services in addition to, but not in lieu of, services provided by the Managers and the Manager Designees under this Agreement; provided that any such engagement will be made pursuant to the terms of the Amended and Restated Principal Investors Stockholders’ Agreement, dated as of July 13, 2017, among the Companies, affiliates of the Managers and certain other parties (as may be amended from time to time, the “Stockholders’ Agreement”).  In providing services to Holdings or its subsidiaries, the Managers and Manager Designees will act as independent contractors, and it is expressly understood and agreed that this

Agreement is not intended to create, and does not create, any partnership, agency, joint venture or similar relationship and that no party has the right or ability to contract for or on behalf of any other party or to effect any transaction for the account of any other party.

2.Payment of Fees.

(a)Subject to Section 3, during the Term, Holdings will pay to the Managers (or their respective Manager Designees) an aggregate annual retainer fee (the “Advisory Fee”) in an amount equal to (x) the Advisory Fee received under the Holdings Management Agreement (the “Holdings Advisory Fee”) less (y) the cash dividend (the “Cash Dividend”), in an amount equal to 5% of the then liquidation preference on the outstanding non-convertible series A preferred stock of Holdings (the “Series A Preferred”), which Advisory Fee shall be paid on a quarterly basis in advance, on each January 31, April 30, July 31 and October 31 occurring during the Term of this Agreement.  Notwithstanding the foregoing, and without limitation to Section 3, Holdings agrees that it shall at all times retain for the benefit of the holders of the Series A Preferred (for the purpose of paying the Cash Dividend) and shall not pay out or otherwise use or release funds in an amount equal to the Cash Dividend payable for the following one year period; provided that Holdings may release amounts from such reserve (including for payment to the Managers) (i) to pay Reimbursable Expenses duly incurred and reimbursable hereunder and (ii) otherwise only to the extent that the board of directors of Holdings reasonably and in good faith determines that Holdings has adequate available cash on hand (not including any amounts to be so released) that when coupled with future Holdings Advisory Fees it reasonably and in good faith expects to be receive will be sufficient to pay in full the Cash Dividend for the following one year period.

(b)During the Term, the Managers (or their respective Manager Designees) will advise Holdings in connection with the consummation of any financing or refinancing (equity or debt), dividend, recapitalization, acquisition, disposition and spin-off or split-off transactions involving Holdings or any of its direct or indirect subsidiaries (however structured), and, subject to Section 3, Holdings will pay to the Managers (or their respective Manager Designees) an aggregate fee (the “Subsequent Fee”) in connection with each such transaction equal to customary fees charged by internationally-recognized investment banks for serving as a financial advisor in similar transactions, such fee to be due and payable for the foregoing services at the closing of such transaction.

(c)Each payment made pursuant to this Section 2 will be paid by wire transfer of immediately available funds to the accounts specified on Schedule 1 hereto, or to such other account(s) as the respective Managers may specify to Holdings in writing prior to such payment.  Each payment made pursuant to this Section 2 shall be allocated among the Managers (or their respective Manager Designees) as follows:  (i) TPG will be entitled to 75% and (ii) LGP will be entitled to 25% (the “Relative Interests”); provided that in the event that this Agreement terminates with respect to a Manager pursuant to clause (z) of Section 5, such Manager will not be entitled to any payment pursuant to this Section 2 and all other Managers’ Relative Interests will be increased accordingly on a pro rata basis.

(d)Holdings shall be entitled to deduct and withhold from the amounts otherwise payable hereunder such amounts as are required to be deducted and withheld under applicable law.  Any amounts so withheld or deducted shall be treated for the purposes of this Agreement as paid to the Manager in respect of which such withholding or deduction was made.

3.Deferral.  Notwithstanding anything herein to the contrary, Holdings shall not be obligated to pay to the Managers (or their respective Manager Designees), and the Managers (or their respective Manager Designees) shall not be entitled to receive payment of, any fee or other amount payable by or on behalf of Holdings hereunder, including the Advisory Fee and Subsequent Fee (but excluding Reimbursable Expenses, which the Managers shall be entitled to receive in accordance with, and subject to, the terms hereof), unless and until (i) all of the accrued dividends on the Series A Preferred have been paid and (ii) in the good faith determination of the board of directors of Holdings, as of the subsequent dividend payment date for the Series A Preferred and after giving effect to the payment of such fee or amount hereunder to the Managers (or their respective Manager Designees), Holdings is reasonably likely to have sufficient available cash to pay in full the dividend on the Series A Preferred payable on such dividend payment date.  Any fees or other amounts otherwise payable to the Managers (or their respective Manager Designees), but deferred pursuant to this Section 3 shall only accrue and become payable when the conditions in the prior sentence are satisfied.

4.Term.  This Agreement will continue in full force and effect until December 31, 2021; provided that this Agreement shall be automatically extended each December 31 for an additional year unless TPG provides written notice of its desire not to automatically extend the term of this Agreement to the other parties hereto at least ninety (90) days prior to such December 31; provided, further, that this Agreement (x) may be terminated at any time by (i) a majority of the board of directors of Holdings or (ii) by TPG, (y) shall terminate automatically immediately prior to the earlier of (i) the consummation by Holdings, one or more of its subsidiaries or any of their successors of an IPO (as such term is defined in the Stockholders’ Agreement) or (ii) the consummation of a Sale, in each case, unless otherwise agreed by TPG and (z) shall immediately terminate with respect to any Manager upon the disposition of all Company Shares held by such Manager and such Manager’s affiliates.  For the avoidance of doubt, termination of this Agreement will not relieve a party from liability for any breach of this Agreement on or prior to such termination.  In the event of a termination of this Agreement, subject to Section 3, Holdings will pay the Managers (or their respective Manager Designees) (i) all unpaid Advisory Fees (pursuant to Section 2(b) above), Subsequent Fees (pursuant to Section 2(c) above), and Reimbursable Expenses (pursuant to Section 5(a) below) due with respect to periods prior to the date of termination plus (to the extent applicable) and (ii) solely in the event of a termination of this Agreement as a result of an IPO or a Sale where, in each case, affiliates of the Managers continue to directly or indirectly hold at least ten percent (10%) of the equity securities of the Companies upon the closing of such transaction, an amount not to exceed the sum of the net present values (using discount rates equal to the then yield on U.S. Treasury Securities of like maturity) of the Advisory Fees that would have been payable with respect to the period from the date of termination until three years after the date of such termination.  In the event of an IPO or Sale that, in either case, includes non-cash consideration, each Manager may elect for itself or its Manager Designees to receive all or any portion of any amounts payable pursuant to this Agreement as a result of such IPO or Sale in the form of such no-cash consideration values at the sale price. The amounts described in clause (ii) above shall be divided among the Managers in accordance with the Managers’ Relative Interests.  In the event of an IPO or Sale that, in either case, includes non-cash consideration, each Manager may elect for it or its Manager Designees to receive all or any portion of any amounts payable pursuant to this Agreement as a result of such IPO or Sale in the form of such non-cash consideration, valued at the sale price.  All of Section 3 through Section 14 will survive termination of this Agreement with respect to matters arising before or after such termination (whether in respect of or relating to services rendered during or after the Term).  Each payment made pursuant to this Section 4 will be paid by wire transfer of immediately available funds to the accounts specified on Schedule 1 hereto, or to such other account(s) as the respective Managers may specify to Holdings in writing prior to such payment.  For the purposes of this Agreement, “Sale” means a transfer or issuance of equity securities of any of Holdings (including by way of a merger, consolidation, amalgamation, share exchange or other form of similar business combination), in a single or series of related transactions, resulting in a person or persons other than the existing stockholders owning, directly or indirectly, a majority of the voting power of Holdings, upon the consummation of such transfer or issuance, or the sale of all or substantially all of the assets of Holdings.

5.Expenses; Indemnification.

(a)Expenses.  Subject to Section 3, Holdings will pay to the Managers (or their respective Manager Designees) on demand all documented Reimbursable Expenses whether incurred prior to or following the date of this Agreement.  As used herein, “Reimbursable Expenses” means (i) all reasonable out-of-pocket expenses incurred from and after the consummation of the Merger by the Managers to the extent arising from the services provided by the Managers or their respective Manager Designees to Holdings or any of its affiliates from time to time (including, without limitation, all travel related expenses), (ii) all reasonable out-of-pocket legal expenses incurred by any Managers, their respective affiliates or their respective Manager Designees in connection with the enforcement of rights or taking of actions under this Agreement or any related documents or instruments, and (iii) all other reasonable out-of-pocket expenses incurred by the Managers, their respective affiliates or their respective Manager Designees on behalf of Holdings in connection with its management and operations, whether incurred prior to or following the date of this Agreement.

(b)Indemnity and Liability.  Holdings will indemnify, exonerate and hold the Managers, the Manager Designees and each of their respective partners, shareholders, members, affiliates, associated investment funds, directors, officers, fiduciaries, managers, controlling persons, employees and agents and each of the partners, shareholders, members, affiliates, associated investment funds, directors, officers, fiduciaries, managers, controlling persons, employees and agents of each of the foregoing (collectively, the “Indemnitees”), each of whom is an intended third party beneficiary of this Agreement, free and harmless from and against any and all actions, causes of action, suits, claims, liabilities, losses, damages and costs and out-of-pocket expenses in connection therewith (including without limitation reasonable attorneys’ fees and expenses) incurred by the Indemnitees or any of them before or after the date of this Agreement (collectively, the “Indemnified Liabilities”), arising out of any action, cause of action, suit, arbitration, investigation or claim (whether between the relevant Indemnitee and Holdings or involving a third party claim against the relevant Indemnitee) arising out of, or in any way relating to (i) this Agreement or (ii) operations of, or services provided by any of the Managers or the Manager Designees to, Holdings, or any of its respective affiliates from time to time; provided that the foregoing indemnification rights will not be available to the extent that any such Indemnified Liabilities arose on account of such Indemnitee’s gross negligence or willful misconduct; and provided, further, that if and to the extent that the foregoing undertaking may be unavailable or unenforceable for any reason, Holdings hereby agrees to make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law.  For purposes of this Section 5(b), none of the circumstances described in the limitations contained in the two provisos in the immediately preceding sentence will be deemed to apply absent a final non-appealable judgment of a court of competent jurisdiction to such effect, in which case to the extent any such limitation is so determined to apply to any Indemnitee as to any previously advanced indemnity payments made by Holdings, then such payments will be promptly repaid by such Indemnitee to Holdings without interest.  The rights of any Indemnitee to indemnification hereunder will be in addition to any other rights any such person may have under any other agreement or instrument referenced above or any other agreement or instrument to which such Indemnitee is or becomes a party or is or otherwise becomes a beneficiary or under law or regulation; provided that (i) Holdings hereby agrees that it is the indemnitors of first resort under this Agreement and under any other applicable indemnification agreement (i.e., its obligations to Indemnitees under this Agreement or any other agreement or undertaking to provide advancement and/or indemnification to such Indemnitees are primary and any obligation of any Manager (or any affiliate thereof other than Holdings) to provide advancement or indemnification for the Indemnified Liabilities incurred by Indemnitees are secondary), and (ii) if any Manager (or any affiliate thereof) pays or causes to be paid, for any reason, any amounts otherwise indemnifiable hereunder or under any other indemnification agreement (whether pursuant to contract, by-laws or charter) with any Indemnitee, then (x) such Manager (or such affiliate, as the case may be) shall be fully subrogated to all rights of such Indemnitee with respect to such payment and (y) Holdings shall fully indemnify, reimburse and hold harmless such Manager (or such other affiliate) for all such payments actually made by such Manager (or such other affiliate) and irrevocably waive, relinquish and release the Managers for contribution, subrogation or any other recovery of any kind in respect of any advancement of expenses or indemnification hereunder.

6.Disclaimer and Limitation of Liability; Opportunities.

(a)Disclaimer; Standard of Care.  None of the Managers or any of their respective Manager Designees makes any representations or warranties, express or implied, in respect of the services to be provided by the Managers or the Manager Designees hereunder.  In no event will any Manager, its Manager Designees or related Indemnitees be liable to Holdings or any of its affiliates for any act, alleged act, omission or alleged omission that does not constitute gross negligence or willful misconduct of such Manager or its Manager Designees as determined by a final, non-appealable determination of a court of competent jurisdiction.

(b)Freedom to Pursue Opportunities.  In recognition that the Managers, the Manager Designees and their respective Indemnitees currently have, and will in the future have or will consider acquiring, investments in numerous companies with respect to which the Managers, the Manager Designees or their respective Indemnitees may serve as an advisor, a director or in some other capacity, and in recognition that each Manager, each Manager Designee and their respective Indemnitees have myriad duties to various investors and partners, and in anticipation that the Companies, on the one hand and each Manager and Manager Designee (or one or more of its respective Indemnitees or portfolio companies), on the other hand, may engage in the same or similar activities or lines of business and have an interest in the same areas of corporate opportunities, and in recognition of the benefits to be derived by the Companies hereunder and in recognition of the difficulties which may confront any advisor who desires and endeavors fully to satisfy such advisor’s duties in determining the full scope of such duties in any particular situation, the provisions of this Section 6(b) are set forth to regulate, define and guide the conduct of certain affairs of the Companies as they may involve the Managers, the Manager Designees or their respective Indemnitees.  Except as a Manager or Manager Designee may otherwise agree in writing after the date hereof:

(i)Such Manager or Manager Designee and their respective Indemnitees will have the right:  (A) to directly or indirectly engage in any business (including, without limitation, any business activities or lines of business that are the same as or similar to those pursued by, or competitive with, the Companies and their subsidiaries), (B) to directly or indirectly do business with any client or customer of the Companies and their subsidiaries, (C) to take any other action that such Manager or Manager Designee believes in good faith is necessary to or appropriate to fulfill its obligations as described in the first sentence of this Section 6(b) to third parties, (D) not to communicate or present potential transactions, matters or business opportunities to the Companies or any of their subsidiaries, and to pursue, directly or indirectly, any such opportunity for itself, and to direct any such opportunity to another person and (E) to take any other action permitted pursuant to Section 8.5 of the Stockholders’ Agreement or Article 8 of the amended and restated certificate of incorporation of Holdings.

(ii)Such Manager, Manager Designee and their respective Indemnitees will have no duty (contractual or otherwise) to communicate or present any corporate opportunities to Holdings or any of its affiliates or to refrain from any actions specified in Section 6(b)(i), and Holdings, on its own behalf and on behalf of its affiliates, hereby renounce and waive any right to require such Manager, Manager Designee or any of their respective Indemnitees to act in a manner inconsistent with the provisions of this Section 6(b).

(iii)Except as provided in this Section 6(b), none of the Managers, the Manager Designees nor any of their respective Indemnitees will be liable to Holdings or any of its affiliates for breach of any duty (contractual or otherwise) by reason of any activities or omissions of the types referred to in this Section 6(b) or of any such person’s participation therein.

(c)Limitation of Liability.  In no event will any Manager, its Manager Designees or any of its related Indemnitees be liable to Holdings or any of its affiliates for any indirect, special, incidental or consequential damages, including, without limitation, lost profits or savings, whether or not such damages are foreseeable, or for any third party claims (whether based in contract, tort or otherwise), relating to, in connection with or arising out of this Agreement, before or after termination of this Agreement, including without limitation the services to be provided by the Managers or the Manager Designees hereunder, or for any act or omission that does not constitute gross negligence or willful misconduct of such Manager or its Manager Designees or in excess of the fees received by the applicable Manager or Manager Designee hereunder.

7.Assignment, etc.  Except as provided below, and without limiting the Managers’ rights to have payments owing to it under this Agreement to be paid to its Manager Designees or other affiliates, none of the parties hereto will have the right to assign this Agreement without the prior written consent of each of the other parties.  Notwithstanding the foregoing, (a) any Manager may assign all or part of its rights and obligations hereunder to any of its respective affiliates which provides services similar to those called for by this Agreement, in which event such Manager will relinquish its rights to fees under Section 2 and Section 5 and reimbursement of Reimbursable Expenses under Section 5(a), in each case to the extent such Manager has assigned the rights to receive such fees, and be released from all of the obligations hereunder that such Manager has assigned (other than any liabilities not limited by Section 6(c)); provided, for the avoidance of doubt, that the rights of such Manager to fees under Section 2 and Section 5 and reimbursement of Reimbursable Expenses under Section 5(a) shall become rights of its affiliate assignees, to the extent assigned to them by the Manager in accordance with this Section 7 and (b) the provisions hereof for the benefit of Indemnitees of the Managers will inure to the benefit of such Indemnitees and their successors and assigns.

8.Amendments and Waivers.  No amendment or waiver of any term, provision or condition of this Agreement will be effective without the express written consent of Holdings and TPG; provided that any such amendment or waiver that would be disproportionately adverse to any Manager relative to the other Managers shall require the prior written consent of such Manager; and provided, further, that any Manager may waive any portion of any fee to which it is entitled pursuant to this Agreement, and, unless otherwise directed by such Manager, such waived portion will revert to Holdings.  No waiver on any one occasion will extend to or effect or be construed as a waiver of any right or remedy on any future occasion.  No course of dealing of any person nor any delay or omission in exercising any right or remedy will constitute an amendment of this Agreement or a waiver of any right or remedy of any party hereto.

9.Governing Law; Jurisdiction.  THIS AGREEMENT AND ALL MATTERS ARISING UNDER OR RELATED TO THIS AGREEMENT SHALL BE GOVERNED AND CONSTRUED IN ACCORDANCE WITH THE DOMESTIC SUBSTANTIVE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF.  ANY ACTION OR PROCEEDING AGAINST THE PARTIES RELATING IN ANY WAY TO THIS AGREEMENT MAY BE BROUGHT AND ENFORCED EXCLUSIVELY IN THE COURTS OF THE STATE OF NEW YORK OR (TO THE EXTENT SUBJECT MATTER JURISDICTION EXISTS THEREFOR) THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK SITTING IN MANHATTAN, AND THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF BOTH SUCH COURTS IN RESPECT OF ANY SUCH ACTION OR PROCEEDING.

10.Waiver of Jury Trial.  EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

11.Entire Agreement.  This Agreement contains the entire understanding of the parties with respect to the subject matter hereof and supersedes any prior communication or agreement with respect thereto.

12.Notice.  All notices, demands, and communications required or permitted under this Agreement will be in writing and will be effective if served upon such other party and such other party’s copied persons as specified below to the address set forth for it below (or to such other address as such party will have specified by notice to each other party) if (i) delivered personally, (ii) sent and received by facsimile, (iii) sent by electronic mail or (iv) sent by certified or registered mail or by Federal Express, UPS or any other comparably reputable overnight courier service, postage prepaid, to the appropriate address as follows:

If to Holdings, to:

Chinos Holdings, Inc.
770 Broadway 12th Floor
New York, NY 10003
Attention:General Counsel
Facsimile:203-845-5302

with a copy (which will not constitute notice) to:

Ropes & Gray LLP

The Prudential Tower

800 Boylston Street

Boston, Massachusetts  02119

Attention:  Alfred O. Rose, Esq.

       Julie H. Jones, Esq.

Facsimile:  617-951-7050

If to TPG, to:

TPG Capital, L.P.
301 Commerce Street

Suite 3300

Fort Worth, TX  76102

Attention: Adam Fliss

Facsimile: 415-438-6893

with a copy (which will not constitute notice) to:

Ropes & Gray LLP

The Prudential Tower

800 Boylston Street

Boston, Massachusetts  02119

Attention:  Alfred O. Rose, Esq.

       Julie H. Jones, Esq.

Facsimile:  617-951-7050

If to LGP to:

Leonard Green & Partners
11111 Santa Monica Boulevard Suite 2000
Los Angeles, CA 90025
Attention:James D. Halper
Todd M. Purdy

Facsimile: 310-954-0404

with a copy (which will not constitute notice) to:

Latham & Watkins LLP
885 Third Avenue New York, NY 10022
Attention:Howard A. Sobel, Esq.
Jason Silvera, Esq.
Facsimile:212-751-4864

Unless otherwise specified herein, such notices or other communications will be deemed effective, (a) on the date received, if personally delivered or sent by facsimile or electronic mail during normal business hours, (b) on the business day after being received if sent by facsimile or electronic mail other than during normal business hours, (c) one business day after being sent by Federal Express, DHL or UPS or other comparably reputable delivery service and (d) five business days after being sent by registered or certified mail.  Each of the parties hereto will be entitled to specify a different address by giving notice as aforesaid to each of the other parties hereto.

13.Severability.  If in any proceedings a court will refuse to enforce any provision of this Agreement, then such unenforceable provision will be deemed eliminated from this Agreement for the purpose of such proceedings to the extent necessary to permit the remaining provisions to be enforced.  To the full extent, however, that the provisions of any applicable law may be waived, they are hereby waived to the end that this Agreement be deemed to be valid and binding agreement enforceable in accordance with its terms, and in the event that any provision hereof will be found to be invalid or unenforceable, such provision will be construed by limiting it so as to be valid and enforceable to the maximum extent consistent with and possible under applicable law.

14.Counterparts.  This Agreement may be executed in any number of counterparts and by each of the parties hereto in separate counterparts, each of which when so executed will be deemed to be an original and all of which together will constitute one and the same agreement.

IN WITNESS WHEREOF, each of the parties has duly executed this Agreement as of the date first above written.

CHINOS HOLDINGS, INC.

By:/s/ Maria Di Lorenzo

Name: Maria Di Lorenzo

Title: Senior Vice President, General Counsel &    Secretary

[Signature Page To Management Services Agreement]

TPG CAPITAL, L.P.

By:/s/ Michael LaGatta
Name: Michael LaGatta
Title: Vice President

[Signature Page To Management Services Agreement]

LEONARD GREEN & PARTNERS, L.P.

By:/s/ Andrew Goldberg
Name: Andrew Goldberg
Title: General Counsel

[Signature Page To Management Services Agreement]

Schedule 1

Wire Transfer Instructions for TPG:

Bank:  JP Morgan Chase Bank - NY
ABA#:  021000021
SWIFT:  CHASUS33
Account:  TPG Capital, LP
Account Number:  722602604

Wire Transfer Instructions for LGP:

Bank:  Wells Fargo Bank, N.A.
ABA#:  121 000 248
SWIFT:  WFBIUS6S
Account:  Leonard Green & Partners, L.P.|
Account Number:  0600157713